SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            SPORT SUPPLY GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title and Class of Securities)

                                   848915104
                                 (CUSIP Number)

                          Elizabeth J. Calianese, Esq.
                               Emerson Radio Corp.
                                 Nine Entin Road
                          Parsippany, New Jersey 07054
                                 (973) 884-5800

                                 with a copy to:

                             John D. Schupper, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2500
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

CUSIP NO. 848915104                                                 Page 2 of 19


1) Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only).
          Emerson Radio Corp.
          EIN: 22-3285224

2)   Check the Appropriate Box if a Member of a Group.
          (a)                              |X|
          (b)                              |_|

3)   SEC Use Only

4)   Source of Funds
          Not Applicable

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)
          Not Applicable

6)   Citizenship or Place of Organization
          Delaware

Number of shares beneficially owned by each reporting person with:

7)   Sole Voting Power
          3,269,500*

8)   Shared Voting Power
          0

9)   Sole Dispositive Power
          3,269,500*

10)  Shared Dispositive Power
          0

11)  Aggregate Amount Beneficially Owned By Each Reporting Person
          3,269,500*

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                  |X|

13)  Percent of Class Represented by Amount in Row (11)
          39.1%

14)  Type of Reporting Person
          CO, HC

______________
 * Includes (i) 1,000,000 shares issuable upon exercise of warrants beneficially owned by Emerson Radio Corp. ("Emerson") and exercisable within 60 days and (ii) 669,500 shares held by Emerson Radio (Hong Kong) Limited, a wholly-owned subsidiary of Emerson. Excludes 200,000 shares issuable upon exercise of options owned by Geoffrey P. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc. ("SSG"). Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by the other.

CUSIP NO. 848915104                                                 Page 3 of 19


1) Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only).
          Geoffrey P. Jurick

2)   Check the Appropriate Box if a Member of a Group.
          (a)                               |X|
          (b)                               |_|

3)   SEC Use Only

4)   Source of Funds
          Not Applicable

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)
          Not Applicable

6)   Citizenship or Place of Organization
          Germany

Number of shares beneficially owned by each reporting person with:

7)   Sole Voting Power
          200,000*

8)   Shared Voting Power
          0

9)   Sole Dispositive Power
          200,000*

10)  Shared Dispositive Power
          0

11)  Aggregate Amount Beneficially Owned By Each Reporting Person
          200,000*

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                  |X|

13)  Percent of Class Represented by Amount in Row (11)
          2.6%

14)  Type of Reporting Person
          IN


___________________
 * Represents 200,000 shares issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of SSG. Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the 3,269,500 shares of SSG beneficially owned by Emerson. Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by Emerson.

CUSIP NO. 848915104                                                 Page 4 of 19


         Emerson Radio Corp. ("Emerson") and Geoffrey P. Jurick (together, the "Reporting Persons") hereby amend the Schedule 13D of Emerson (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of SSG as follows:

Item 2. Identity and Background.

         Item 2 of the Schedule 13D is hereby amended by adding thereto the following:

         One of the Reporting Persons filing this Schedule 13D is Geoffrey P. Jurick, whose business address is Emerson Radio Corp., Nine Entin Road, Parsippany, New Jersey 07054. Mr. Jurick is the Chairman of the Board, Chief Executive Officer and President of Emerson, a distributor and licensor of televisions and other video products, microwave ovens, clocks, clock radios, audio and home theater products. Mr. Jurick serves as the Chairman of the Board and Chief Executive Officer of SSG.

          Mr. Jurick has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Jurick is a citizen of Germany.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

         On August 3, 1999, Emerson and Geoffrey P. Jurick entered into a letter of intent with Oaktree Capital Management, LLC and certain of its affiliated entities (collectively, "Oaktree"), a copy of which is attached hereto as
Exhibit 6 and incorporated herein by reference (the "Letter of Intent"). The Letter of Intent sets forth a series of proposed transactions which, if consummated, would result in the following:

          1. The sale by Emerson of its entire ownership interest in SSG to Oaktree. Under the terms of the Letter of Intent, Oaktree would purchase from Emerson 2,269,500 shares of SSG Common Stock (approximately 31% of SSG's total issued and outstanding shares of Common Stock) and warrants to purchase an additional 1,000,000 shares of SSG Common Stock. The purchase price would consist of approximately $15 million in cash, the surrender by Oaktree of $13.9 million face amount of Emerson's 8 1/2% Senior Subordinated Convertible Debentures presently owned by Oaktree, and an exit consent amending certain provisions of the indenture governing Emerson's 8 1/2% Senior Subordinated Convertible Debentures due 2002, as described below. After giving effect to

CUSIP NO. 848915104                                                 Page 5 of 19


this transaction, Oaktree would beneficially own approximately 46% of SSG's issued and outstanding Common Stock.

         2. The purchase by Emerson of up to $23 million of its outstanding common stock through a self-tender offer at a price of not less than $1.00 per share. The $15 million cash proceeds from the sale of the SSG securities would be utilized by Emerson to fund in part a partial tender offer to repurchase up to $23 million of Emerson's outstanding common shares at a cash purchase price of not less than $1.00 per share. The remainder of the $23 million would come from additional borrowings. Mr. Jurick, who beneficially owns 29,752,642 Emerson common shares, including options to purchase 600,000 shares of Emerson Common Stock (approximately 61% of Emerson's issued and outstanding shares), would agree to tender his shares into the tender offer but would not sell shares having a value of more than $18.8 million regardless of the proration provisions of the tender.

         3. A net reduction of approximately $5.9 million of Emerson's indebtedness. In addition, pursuant to the Letter of Intent, Oaktree would agree to amend the terms of the indenture governing Emerson's 8 1/2% Senior Subordinated Convertible Debentures due 2002 to permit the transactions described in the Letter of Intent and to eliminate certain restrictive covenants contained therein.

         4. The resolution of litigation between Emerson's Chairman and largest shareholder, Geoffrey P. Jurick, and certain of his creditors. Pursuant to the terms of the Letter of Intent and an Option Agreement dated as of July 30, 1999 among Oaktree and the other parties thereto (the "Option Agreement"), a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, Oaktree would acquire all claims held by certain creditors of Mr. Jurick for $20 million. The claims to be acquired by Oaktree have been the subject of litigation in the U.S. District Court for the District of New Jersey. Mr. Jurick had previously been obligated to sell a majority of his Emerson shares to provide a fund for the payment of such claims. However, under the terms of the transactions, Mr. Jurick would use amounts received by him pursuant to Emerson's self-tender, together with certain other funds, to acquire those claims from Oaktree, thereby eliminating the need for him to sell his Emerson shares. Subject to approval by SSG's Board, Mr. Jurick also intends to assign options to acquire 300,000 shares of SSG's Common Stock to Oaktree.

         Completion of the transactions described above are subject to a number of conditions, including Oaktree's satisfaction with its pre-acquisition due diligence review of SSG, the execution of mutually satisfactory definitive agreements among the parties, regulatory and court approvals, receipt by Emerson's Board of a fairness opinion, the completion by Emerson of refinancing of a portion of its outstanding debt to consummate the self tender offer and certain other corporate approvals.

         The description of the transactions set forth above is a summary only and is qualified in its entirety by reference to the agreements attached as exhibits hereto.

CUSIP NO. 848915104                                                 Page 6 of 19


Item 5.  Interest in Securities of the Issuer.

         Based upon information set forth in SSG's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 1999, as of May 7, 1999, there were 7,365,774 shares of Common Stock issued and outstanding. As of May 7, 1999, Emerson beneficially owned 3,269,500 shares of Common Stock, including (i)1,000,000 shares issuable upon exercise of warrants owned by Emerson and exercisable within 60 days and (ii) 669,500 shares of Common Stock held by Emerson Radio (Hong Kong) Limited ("Emerson Hong Kong"), a wholly-owned subsidiary of Emerson, or 39.1% of the total outstanding Common Stock. Emerson is deemed to beneficially own the shares of Common Stock held by Emerson Hong Kong. Emerson has sole voting and dispositive power with respect to the 3,269,500 shares.

         As of May 7, 1999, Mr. Jurick beneficially owned 200,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick within 60 days, or 2.6% of the total outstanding Common Stock. Mr. Jurick has sole voting and dispositive power with respect to these shares of Common Stock. Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the 3,269,500 shares of Common Stock beneficially owned by Emerson.

          Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

         Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         No other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except for 500,000 shares of Common Stock pledged to Emerson's senior secured lender.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule  13D is hereby  amended by adding a reference to
Item 4, regarding the description of the Letter of Intent and the Option Agreement.

CUSIP NO. 848915104                                                 Page 7 of 19


Item 7. Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is amended by adding thereto the following:

    (6) Letter of Intent dated as of August 3, 1999 by and among Oaktree Capital Management, LLC and its affiliates, Emerson Radio Corp. and Geoffrey P. Jurick.

    (7) Option Agreement dated as of July 30, 1999 by and among Oaktree Capital Management, LLC, and its affiliates, Thomas Hackett, Official Liquidator of Fidenas International Bank Limited, Petra Stelling and Barclays Bank plc.

    (8) Joint Filing Agreement dated as of August 4, 1999 by and between Emerson Radio Corp. and Geoffrey P. Jurick.

CUSIP NO. 848915104                                                 Page 8 of 19


                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  August 4, 1999

                                        EMERSON RADIO CORP.

                                        By: /s/ Geoffrey P. Jurick
                                            ___________________________________
                                        Name:   Geoffrey P. Jurick
                                        Title:  Chairman of the Board, Executive
                                                 Officer and President


                                             /s/ Geoffrey P. Jurick
                                             ___________________________________
                                                 Geoffrey P. Jurick



ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL  VIOLATIONS (See 18 U.S.C. 1001)

CUSIP NO. 848915104                                                 Page 9 of 19


                                  EXHIBIT INDEX


                                                                     Page No. In
                                                                      Sequential
                                                                       Numbering
 Exhibit No.               Exhibit Name                                   System

   (6)             Letter of  Intent dated  as of  August 3, 1999           10
                   by and among Oaktree Capital Management, LLC and its affiliates, Emerson Radio Corp. and Geoffrey P. Jurick

   (7)             Option  Agreement dated  as of July 30, 1999            14
                   by and among Oaktree Capital Management, LLC and its affiliates, Thomas Hackett, Official
                   Liquidator  of  Fidenas  International  Bank
                   Limited, Petra Stelling and Barclays Bank plc

   (8)             Joint Filing Agreement dated as of August 4,            19
                   1999 by and between Emerson Radio Corp. and Geoffrey P. Jurick

CUSIP NO. 848915104                                                Page 10 of 19


                                                                   Exhibit 6

                          OAKTREE CAPITAL MANAGEMENT, LLC
                            333 SOUTH GRAND AVENUE
                              LOS ANGELES, CA.

                                August 3, 1999

Emerson Radio Corp.
9 Entin Road
Parsippany, NJ  07054

Geoffrey P. Jurick
c/o Emerson Radio Corp.
9 Entin Road
Parsippany, NJ  07054

Dear Sirs,

          Oaktree Capital Management, LLC, on behalf of investment funds for which it is investment manager ("Oaktree"), is pleased to submit its expression of interest (the "Offer") regarding the potential acquisition of certain securities of Sport Supply Group, Inc. ("Sport") on the terms and conditions set forth below.

          1. Form of Transaction. The proposed transaction will be effected by the following steps:

          (a) Oaktree will purchase certain claims (the "Claims") against Geoffrey P. Jurick ("Jurick")for Twenty Million Dollars ($20,000,000) pursuant to the attached Option Agreement (the "Option Agreement"). In conjunction therewith, Oaktree will deliver to Jurick items (i) through (iv) and (vi) of
Section 1(d) of the Option Agreement and Jurick and Emerson Radio Corp. ("Emerson") will deliver to Oaktree items (i) and (ii) of Section 1(e) of the Option Agreement.

          (b) Oaktree will purchase from Emerson the 2,269,500 shares of common stock of Sport owned by Emerson and the 1,000,000 $7.50 warrants to purchase Sport common stock owned by Emerson in exchange for (i) Oaktree's assistance in arranging the transactions reflected herein, (ii) an executed consent amending the indenture for Emerson's outstanding publicly owned debt (the "Bonds") so as to permit these transactions and otherwise eliminate restrictive covenants,
(iii) surrender of $13,889,000 face amount of Bonds and (iv) Fifteen Million Dollars ($15,000,000).

          (c) Emerson will make a Twenty-Three Million Dollar ($23,000,000) self-tender for its common stock at a price of not less than One Dollar ($1.00) per share.

CUSIP NO. 848915104                                                Page 11 of 19


          (d) Jurick will purchase the Claims from Oaktree and Oaktree will assign the Claims to Jurick for (i) transfer to Oaktree of Jurick's 300,000 $7.50 options for Sport common stock and (ii) Eighteen Million Eight Hundred Thousand Dollars ($18,800,000)in cash.

          (e) Jurick will tender all of the shares of Emerson common stock owned by him (including those in the custody of the U.S. District Court for the District of New Jersey) to the Emerson self-tender described in (c) above. Jurick agrees that in no event will he be permitted to receive more than Eighteen Million Eight Hundred Thousand Dollars ($18,800,000) for the shares which he so tenders. Jurick will assign the proceeds from such tender to Oaktree to satisfy his obligation described above in (d)(ii).

          (f) Emerson will amend its bank facility or enter into a new replacement bank facility releasing the lien on the Sport securities owned by Emerson and giving Emerson the ability, after completion of the transactions reflected herein, to continue its business operations with adequate working capital.

          (g) Emerson and Sport will enter into a mutually satisfactory extension of the Management Services Agreement between them with the terms thereof acceptable to Oaktree.

          (h) Closing of the transactions described in the Option Agreement and in sections (a) through (g) above to occur simultaneously (the "Closing"). Without limitation thereof, Oaktree will not close the transactions reflected in the Option Agreement without the closing of the other items listed in this section (h).

          2. Conditions of the Offer. The Offer is conditional upon the occurrence of all of the following:

          (a) Completion of Oaktree's pre-acquisition due diligence review of Sport, with results satisfactory (in Oaktree's sole discretion) to Oaktree.

          (b) Negotiation and execution of definitive legal documentation reflecting the transactions outlined in section 1 above, on mutually acceptable terms and containing customary representations, warranties, covenants and conditions, and the receipt of all necessary governmental approvals.

          (c) Receipt by Emerson's board of directors of a fairness opinion from an investment banking firm reasonably satisfactory to Oaktree relating to the transactions described herein.

CUSIP NO. 848915104                                                Page 12 of 19


          (d) Receipt by Emerson of all necessary Board of Director and shareholder approvals; provided, however, that Jurick agrees to vote his shares of common stock of Emerson in favor of the proposed transactions.

          3. Sport Agreements. Emerson agrees to use its best efforts to cause Sport, subject to execution of a mutually acceptable confidentiality agreement, to provide Oaktree access to information regarding Sport necessary to complete Oaktree's due diligence review described in section 2(a) above. Emerson agrees to use its best efforts to cause Sport to consent, at the Closing, to the transfer to Oaktree of the Sport securities referred to above.

          4. Break-Up Fee. If the Closing does not occur because of the consummation of the sale of all or substantially all of Emerson's Sport securities to a third party either as a result of or after an offer by a third party to purchase the Sport securities owned by Emerson and/or Jurick or to purchase Sport securities generally, Emerson shall, upon the sale of any of Emerson's Sport securities, pay to Oaktree a break-up fee of One Million Dollars ($1,000,000) in cash.

          5. Termination of the Offer. The Offer will terminate upon termination of the option pursuant to the Option Agreement.

          6. Fees and Expenses. Each party hereto shall bear its respective expenses incurred in connection with the negotiation and consummation of the proposed acquisition; provided, however, that if (i) the Closing does not occur for any reason other than Oaktree deciding not to go forward with the transaction, (ii) the Offer terminates pursuant to section 5 above and (iii) Oaktree is not paid the fee described in section 4 above, then Emerson shall pay to Oaktree, promptly upon submission by Oaktree of evidence of its expenses, one-half (1/2) of Oaktree's out of pocket expenses incurred in attempting to complete the transactions reflected herein, up to a total reimbursement to Oaktree not to exceed Two Hundred Fifty Thousand Dollars ($250,000).

          7. Binding Effect. Except with respect to sections 4 through 6 above, this letter shall not constitute a binding contract among the parties hereto but instead purports to set forth the present intentions of the parties with respect to the terms proposed to be incorporated in definitive legal documentation.

          8. Governing Law. This letter agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without giving effect to the conflict of law rules thereof.

CUSIP NO. 848915104                                                Page 13 of 19


          If you are in agreement with the foregoing, please sign, date and return the enclosed copy of this letter, which will thereupon constitute our agreement in principle with respect to the matters set forth herein, but shall not be a legally binding agreement, except with respect to paragraphs 4 through 6 hereof.

                                            Very truly yours,

                                            OAKTREE CAPITAL MANAGEMENT, LLC

                                         By: /s/ Stephen Kaplan
                                             ___________________________________
                                             Name:   Stephen Kaplan
                                             Title:  Principal



                                         By: /s/ Michael P. Harmon
                                             ___________________________________
                                             Name:   Michael P. Harmon
                                             Title:  Vice President


Accepted to and agreed by
EMERSON RADIO CORP.



By:  /s/ Geoffrey P. Jurick
    ___________________________
    Name:  Geoffrey P. Jurick
    Title: Chairman of the Board, Chief
           Executive Officer and President


This 3rd day of August, 1999.




/s/ Geoffrey P. Jurick
_______________________________
    Geoffrey P. Jurick

This 3rd day of August, 1999.

CUSIP NO. 848915104                                                Page 14 of 19


                                                                   Exhibit 7

                                OPTION AGREEMENT

          THIS AGREEMENT dated as of July 30, 1999 among Oaktree Capital MANAGEMENT, LLC, a California limited liability company ("Oaktree"), THOMAS HACKETT, OFFICIAL LIQUIDATOR OF FIDENAS INTERNATIONAL BANK LIMITED (the "Fidenas Liquidator"), PETRA STELLING ("Stelling") and BARCLAYS BANK PLC ("Barclays").

          WHEREAS the Fidenas Liquidator, Stelling and Barclays (collectively, the "Creditors") are parties to a Stipulation of Settlement and Order (the "Stipulation") with Geoffrey P. Jurick ("Jurick"), Fidenas International Limited L.L.C., Ellison International, Inc., GSE Multimedia Technologies, Inc., f/k/a GSE Electronic Systems, Inc. and Emerson Radio Corp. (collectively, the "Jurick Group") entered in Case Nos. 93-27874/NW through 93-27879, 95-B-2263 and 95-1179, pending in the United States District Court for the District of New Jersey (the "Jersey Cases");

          WHEREAS pursuant to the Stipulation 29,152,542 shares of common stock of Emerson Radio Corp. (the "Emerson Shares") are in the custody of the United States District Court for the District of New Jersey to be held as security for amounts payable to the Creditors pursuant to the Stipulation;

          WHEREAS  proceedings  (the  "Swiss   Proceeding")   regarding  alleged
violations of law by Jurick and others, initiated by the District Attorney for the Canton of Zurich, Switzerland are currently pending;

          WHEREAS Oaktree, on behalf of certain investment limited partnerships (the "Oaktree Funds") as to which it serves as investment manager, is desirous of entering into certain agreements with Emerson Radio Corp. ("Emerson") and Jurick providing for acquisition of the securities of Sport Supply Group, Inc. owned by Emerson and Jurick (the "Sport Agreements"), the consummation of which is conditioned on Oaktree obtaining from the Creditors all of their existing rights against the Jurick Group and releases by the Creditors of the Jurick Group (collectively, the "Creditor Rights");

          WHEREAS, based on discussions with Emerson and Jurick, Oaktree is hopeful that it can conclude such agreements within a five month time frame and therefore wishes to secure from the Creditors an option to purchase the Creditor Rights on the terms and conditions set forth below; and

          WHEREAS, the Creditors are desirous of selling the Creditor Rights to Oaktree on the terms and conditions set forth below and are therefore willing to grant to Oaktree the option described below.

          NOW, THEREFORE, in order to induce Oaktree to attempt to finalize the Sport Agreements and to make the necessary expenditures to bring such about, and for consideration of $1.00 paid to each Creditor by Oaktree simultaneously with the execution of this Agreement and in consideration of the premises and the agreements contained herein, the parties hereto agree as follows:

CUSIP NO. 848915104                                                Page 15 of 19


          1. The Option. (a) The Creditors hereby grant to Oaktree, acting on behalf of the Oaktree Funds, an irrevocable option to purchase the Creditors Rights on the terms and subject to the conditions set forth herein (the "Option").

          (b) The Option may be exercised by Oaktree, only in whole, at any time during the period commencing on the date of this Agreement and ending on the date which is five (5) months after the date of this Agreement (the "Expiration Date").

          (c) If Oaktree wishes to exercise the Option, it shall send a written notice to the Creditors of its intention to exercise the Option, specifying the place and the time and date of the closing (the "Closing Date") of the purchase (the "Closing"). Such notice shall be provided to the Creditors not less than five (5) business days prior to the Closing Date.

          (d) At the Closing, each Creditor shall deliver to Oaktree (i) an assignment of such Creditor's rights against each member of the Jurick Group,
(ii) a general release of each member of the Jurick Group, dated as of the Closing Date and releasing all claims of such Creditor against each member of the Jurick Group as of the Closing Date, other than the obligations of Jurick under the Stipulation (a) to use his best efforts to re-register the "pink sheet" stock as described in Section 9(d) of the Stipulation and (b) to return to the Fidenas Liquidator the funds previously deposited by the Fidenas Liquidator to secure the appearance of Jurick and Jerome Farnum in accordance with Section 10(i) of the Stipulation, (iii) a consent to the release by the United States District Court for the District of New Jersey to Jurick of the Emerson Shares, signed by such Creditor, (iv) a stipulation of dismissal with prejudice of the Jersey Cases, executed by such Creditor, (v) a general release of Oaktree by each Creditor and (vi) except as set forth in Section 1(d)(ii)(b) above, an assignment of all proceeds and rights to proceeds received by such Creditor as a result of the Swiss Proceedings, all of documents (i) through (vi) to be in form and substance reasonably satisfactory to Oaktree.

          (e) At the Closing, Oaktree shall pay to the Creditors pursuant to the exercise of the Option, by wire transfer, Twenty Million Dollars ($20,000,000) in cash in immediately available funds, divided among the Creditors and paid to such accounts of the Creditors as shall be specified to Oaktree in a writing signed by all of the Creditors, such writing to be received by Oaktree no more than two (2) business days prior to the Closing, provided, however, that if no such specification is received by Oaktree by the required date, Oaktree shall pay such sum to the custody of the U.S. District Court for the District of New Jersey, with reference to the Jersey Cases, for the account of the Creditors, and such payment shall satisfy the payment obligation of Oaktree pursuant to this subsection (e). At the Closing, Oaktree shall also deliver to each Creditor
(i) a general release of such Creditor by each member of the Jurick Group and by

CUSIP NO. 848915104                                                Page 16 of 19


Oaktree and (ii) a stipulation of dismissal with prejudice of the Jersey Cases, executed by each member of the Jurick Group, both documents described in (i) and
(ii) to be in form and substance reasonably satisfactory to the Creditors.

          (f) The Closing shall be subject to the satisfaction of the following conditions: (i) no court, arbitrator, governmental body, agency or official shall have issued any order, decree or ruling restraining, enjoining or prohibiting the consummation of the purchase and sale of the Creditor Rights pursuant to the exercise of the Option and (ii) the closing of the transactions reflected in the Sport Agreements shall close simultaneously with the closing of the Option exercise.

          2. Oaktree Covenants. Oaktree covenants to the Creditors as follows:

          (a) Oaktree will use its commercially reasonable efforts to attempt to finalize the Sport Agreements and to close the transactions reflected therein as soon as reasonably possible. The Creditors acknowledge that Oaktree's decision to complete such transactions is subject to satisfactory completion, in Oaktree's sole discretion, of its due diligence regarding Sport Supply Group, Inc.

          (b) If Oaktree determines that the Sport Agreements will not be finalized or that the transactions reflected therein will not close prior to the Expiration Date, it will promptly so notify the Creditors and, thereupon, the Option will expire.

          (c) While the Option is in existence, Oaktree will, through its counsel, respond to inquiries from the Creditors as to the status of efforts to finalize the Sport Agreements and to close the transactions reflected therein.

          3. Further Assurances. The Creditors and Oaktree will, from time to time, execute and deliver, or cause to be delivered, such additional or further consents, documents and other instruments as may be reasonably requested for the purpose of effectively carrying out the transactions contemplated by this Agreement. Without limitation of the foregoing, the Creditors agree that, after the Closing, if so requested by a party hereto or Jurick, counsel for each of the Creditors will promptly provide a copy of the releases delivered pursuant to
Section 1(d)(ii) and a copy of the assignment delivered pursuant to Section 1(d)(vi) to any Swiss or other courts.

          4. Standstill. While the Option is in existence, the Creditors agree not to assign, sell, transfer or impair the Creditor Rights, other than pursuant to exercise of the Option.

          5. General Provisions.

          (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight

CUSIP NO. 848915104                                                Page 17 of 19


courier or sent by telecopier to the addresses listed below or to such other addresses as any party shall specify to the other parties by like notice:

To Oaktree:

Conor D. Reilly
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Telecopier: 212-351-5247

To the Fidenas Liquidator:

James E. Tolan
Dechert, Price & Rhodes
30 Rockefeller Plaza
New York, NY 10112
Telecopier: 212-698-3599

To Stelling:

David H. Wollmuth
Wollmuth, Maher & Deutsch LLP
500 Fifth Avenue
New York, NY 10110
Telecopier:  212-382-0050

To Barclays:

Wendy S. Walker
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York,  NY 10178
Telecopier:  212-309-6273

          (c) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in that state, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

CUSIP NO. 848915104                                                Page 18 of 19


          6. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the U.S. District Court for the District of New Jersey, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their authorized signatories as of the date first written above.


                                            OAKTREE CAPITAL MANAGEMENT, LLC


                                            By: /s/ Stephen Kaplan
                                                ________________________________
                                                Name:  Stephen Kaplan
                                                Title:



                                            By: ________________________________
                                                Name:
                                                Title:


                                             THOMAS HACKETT, OFFICIAL LIQUIDATOR
                                             OF FIDENAS  INTERNATIONAL
                                             BANK LIMITED


                                             /s/ Thomas Hackett
                                             ___________________________________



                                             /s/ Petra Stelling
                                             ___________________________________
                                             PETRA STELLING


                                             BARCLAYS BANK PLC



                                             By: /s/ Stanley Garulnick
                                                 _______________________________
                                                 Name:
                                                 Title:

CUSIP NO. 848915104                                                Page 19 of 19


                                                                   Exhibit 8

                          JOINT FILING AGREEMENT

          The undersigned agree that this Amendment No. 5 to the Schedule 13D filing herewith relating to the shares of common stock of Sport Supply Group, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  August 4, 1999


                                             EMERSON RADIO CORP.


                                             By:  /s/ Geoffrey P. Jurick
                                                 ___________________________
                                                 Name:  Geoffrey P. Jurick
                                                 Title: Chairman of the Board,
                                                        Chief Executive Officer
                                                        and President

                                                /s/ Geoffrey P. Jurick
                                                ________________________________
                                                Name:  Geoffrey P. Jurick